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Bircus Brewing Co.

Brewery

322 Elm St.
Ludlow, KY 41016
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Early Investor Bonus: The investment multiple is increased to 1.7× for the next $25,000 invested.
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THE PITCH
Bircus Brewing Co. is seeking investment to expand our kitchen and drive customers to our unique destination brewery.
Expanding LocationGenerating RevenueRenovating Location
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INVESTOR PERKS

Bircus Brewing Co. is offering perks to investors. You earn the most valuable perk available based on your total investment amount in this business. You will not also receive the perks of lesser value, unless specified below.

Lifetime Pass
Invest $250 or more to qualify. 10 of 10 remaining

Enjoy a Lifetime Pass to Bircus and Ludlow Theatre!

Custom Labels
Invest $2,000 or more to qualify. 10 of 10 remaining

Create a Custom Label on Your Cans of Beer

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BIRCUS BREWING COMPANY
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Invest today in the 1st SEC Crowdfunded brewery in the USA. Beer+circus= Bircus

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Our Story

At the 2011 Network of International Circus Educators Conference in Berlin, Circus Mojo's Creator, Paul Miller, met Circusplaneet's Coördinator, Matthias Vermael. An innovator, free thinker, and showman, Vermael introduced Miller to BIRCUS, an idea sparked from the desire to eschew government funding in pursuit of circus autonomy. Fancy that! These kindred spirits bonded over a couple BIRCUS beers and planned to bring this big-top idea stateside. Miller licensed the concept and set forth to expand the Ludlow Theatre into a brewery connected to local history, community outreach, unique entertainment and stellar beer.

In 2015 Miller purchased equipment made in California by New World Brewing Systems in October of 1996, the month and year he proposed to "Gourmet" Renée, his wife of 18 years and namesake of the LLC. It was fate: love, circus and beer. The brewing system consists of a 5 barrel brewhouse, three 10 barrel fermenters and three 10-barrel bright tanks. Each tank has a glycol jacket and there is a glycol storage unit in matching stainless.

Highlights

Poured our first beer for sale in our parking lot 3/14/2018. That November we opened our adjacent 25-seat tasting room.

Began distribution in NKY with Chas Seligman in 2018.

In November 2019, the Historical Ludlow Theatre reopened with the Bircus Brewing Co. serving craft beer and Circus Mojo providing circus acts.

Secured rights for self-distribution and raised $250K from 200+ investors to expand into leased 2nd location in Covington, KY, and attempt self-distribution. Closed this location at the end of the 2-year lease. Proud to say our partner North South Baking Co. is still using the space to its best use. Bircus needs space to host events circus etc.

By focusing on positive developments Bircus helped Ludlow become the Hottest Real Estate Market in all of Kentucky from 2010-2020 according to property reinsurance firm Insurify

2023 Secured historic listing 8 Highway Ave with plans to scale brewing ops and distribute worldwide.

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LUDLOW THEATER HIGHLIGHTS

Built-in 1946, converted to a factor in the mid-1980's, sat empty until Circus Mojo transformed the space into a performance venue in 2009 All circuses are fueled by concessions hence the Bircus Brewing Co.

2012 Gourmet Renee created to sell beer at the Ludlow Theatre
2015 Shift to produce Bircus beers with a much higher profit margin
2017 Opens 25 seat taproom and 800 sq foot brewing area
2018 Opens 290 seat Historic Brewery/Theatre/Circus
2019 Secures 8 Highway Avenue a 10,000 sq ft site in Opportunity Zone
Grows through pandmic offering smoked corndogs and woodfired pizza
2023 Adds Wine & Cider License
Secures State and Federal Historic Tax Credits for 8 Highway Ave Expansion Site
Signs MOUs to export beer and expand concept with partners world wide
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"Every major city has a Ludlow. And in that Ludlow, there is an empty theatre and young people who have dreams, are hustlers, and can do great things."

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PRESS
Four NKY locations among 11 across Commonwealth added to National Historic Register in 2023 - NKyTribune

The Kentucky Heritage Council announced that nine individual properties and two historic districts in Kentucky were added to the National Register of Historic Places in 2023. Kentucky ranks sixth nationally for number of historic properties listed on the register, with nearly 3,500 listings. The properties added in 2023 include: ● Fort Thomas Women's Club (Campbell County) [...]

He's not just clowning around: Paul Miller makes circus a serious business

Bircus Brewing Events Center - KYOZ

The Bircus Brewing Co. is listed as one of Six Must Visit Breweries by YELP's national blog. We are expanding to a two acre site with fantastic views of downtown Cincinnati in Ludlow's Opportunity Zone. This parcel includes river access and contact has been made with the National Park Service in Washington DC as The ... Continue reading "Bircus Brewing Events Center"

Cincinnati Brewery Expanding Production At Its OZ Facility - OpportunityDb

Bircus Brewing Company, a restaurant and craft brewery based in the Cincinnati area, is expanding production in its Ludlow, Kentucky facility. Bircus Brewing offers a unique entertainment experience, providing beer, music, circus acts, magic, and [...]

Ludlow's Bircus Brewing sets grand opening date

Get ready for a real circus the day before Thanksgiving in Northern Kentucky.

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THE TEAM
Paul Miller
Chief Goof-Officer
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CLOWNING OUT FRUSTRATION | PAUL MILLER | TEDXXAVIERUNIVERSITY
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Paul speaks about his professional experiences, the positive impacts of circus performance, and how deception fits into it all.

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Data Room
Intended Use of Funds
Target Raise
Maximum Raise
Canning Operations $5,000
Cider production $4,300
Working Capital $10,000
Marketing $5,000
Merchandise $5,000
Legal & Accounting (Independant CPA Review) $4,000
Landscape Bircus Expansion Site $2,000
Bircus Kenya $2,000
Mainvest Compensation $2,700
Total $40,000
Financial Forecasts
Year 1 Year 2 Year 3 Year 4 Year 5
Gross Sales $874,438 $961,881 $1,029,212 $1,080,672 $1,113,092
Cost of Goods Sold $533,650 $587,014 $628,104 $659,508 $679,293
Gross Profit $340,788 $374,867 $401,108 $421,164 $433,799

EXPENSES

Rent $43,829 $44,924 $46,047 $47,198 $48,377
Marketing, Ads, & Sponsorships $35,000 $35,875 $36,771 $37,690 $38,632
Donations` $3,000 $3,075 $3,151 $3,229 $3,309
Dues, Subs, & Memberships $5,000 $5,125 $5,253 $5,384 $5,518
Insurance $9,000 $9,225 $9,455 $9,691 $9,933
Labor & Payroll Expenses $45,000 $46,125 $47,278 $48,459 $49,670
Supplies $4,000 $4,100 $4,202 $4,307 $4,414
Taxes & Licenses $21,000 $21,525 $22,063 $22,614 $23,179
Utilities $60,000 $61,500 $63,037 $64,612 $66,227
Vehicle Expenses $7,500 $7,687 $7,879 $8,075 $8,276
Operating Profit $107,459 $135,706 $155,972 $169,905 $176,264
This information is provided by Bircus Brewing Co.. Mainvest never predicts or projects performance, and has not reviewed or audited this financial forecast. Please see below for additional risk disclosures.
Documents
Investor Agreement

2021 Balance Sheet

2021 Income Statement

2022 Balance Sheet

2022 Income Statement

2016 Preliminary Offering Circular - Gourmet Renee, LLC (Bircus Brewery) Common Shares - WEBSITE READY.pdf

Complete_with_DocuSign_Bircus__mypa_kenya_M.pdf

Bircus Brewery Mail - Revised Agreement Chris Wright.pdf

Signed Settlement Scan_ ISC, Miller, Home Savings Bank.pdf

Investment Round Status

Target Raise $40,000

Maximum Raise $124,000

Amount Invested $0

Investors 0

Investment Round Ends March 22nd, 2024

Summary of Terms

Legal Business Name Gourmet Renee LLC

Minimum Investment Amount $250

Description of Securities

Key Terms:

Structure of Security - Non-Voting Membership Units

Miniumum LLC Membership Units Available in Offering - 80

Total LLC Membership Units Available in Offering - 248

Price Per Unit - $500

Minimum investment amount* - $250

Minimum Offering Amount - $40,000

Total Offering Amount - $124,000

* Fractional Shares are available at a $250 purchase price.

Financial Condition

Historical milestones

Bircus Brewing Co. has been operating since March 2012 and has since achieved the following milestones:

Gourmet Renee LLC was incorporated to sell beer at the Ludlow Theatre in 2012

Hosted Ludlow Kentucky's 150th Celebration in 2014 at the Ludlow Theatre with the Mayor, Congressman Thomas Massie, and many local dignitaries

The City of Ludlow shut down the Ludlow Theatre on the day final and the best offers for an empty bank and parking lot on the same block.

Secured a listing on the National Historic Register for the Ludlow Theatre in 2016

Secured TTB Federal Brewers Permit

2016 Registered the first Regulation A+ Crowdfund brewery in the USA.

2017 sold the first Bircus beers, Lagoon, Miss Patterson, Showman, Alta Via

Utilized State Historic Tax Credits to ReOpen the Ludlow Theatre as Bircus Brewing Co.

2019 Secured expansion site in Ludlow's Opportunity Zone at 8 Highway Avenue

Secured a listing on the National Historic Registry for 8 Highway Avenue; 20% Federal and 20% State Tax Credits approved

Bircus Brewing Co. grew through the pandemic by adding food: smoking corndogs and building a wood-fired pizza oven,

Financial liquidity

Bircus Brewing Co. has a low liquidity position due to its low cash reserves as compared to debt and other liabilities. Bircus Brewing Co. expects its liquidity position to increase upon raising capital on Mainvest and deploying the capital to grow the business.

Other challenges

Bircus Brewing Co. has had the following other challenges that are not otherwise captured in the Financial Condition Section, the Risks Section, or the Financial Statements:

Bircus has MOUs in place to replicate the model worldwide across Africa, and Central and South America.

Initially sending beer in plastic kegs and circus equipment for the trial run will be expensive

Oncestyles are established American-made nano brewing equipment will be sent to Bircus International Pilot sites in Nairobi-Kenya, Awassa-Ethiopia, and Bogota-Colombia

Risk Factors
You Can't Fight City Hall

The City of Ludlow regularly selectively enforces codes against Gourmet Renee. In 2015, when bidding on the same parcel of real estate (parking lot) The Ludlow Fire Dept shut down Gourmet Renee on the day the final and best offers were due. Gourmet Renee LLC then added DBA The Bircus Brewing Co. purchased brewing equipment and registered, as the first brewery with the SEC under Regulation A+. Bircus was created to provide positive community development for nonmillionaires in a struggling time.

In 2017 the day before the final electrical inspection Local Fire Dept and Zoning disconnected the building from the electric grid (The Attorney General of KY turned over the Police Body Camera Footage Police dispatched for 'Squatters in the Building' squatters were the Brewer and Chief Goof-Officer)

When the world reopened after the pandemic, Bircus Brewing Co. raised $250,000 and signed a 2-year lease in Covington after repeated shutdown attempts in 2021 by the City of Ludlow.

More recently in April 2023, The Mayor offered an agreement to develop 66 acres with the caveat Bircus that could host outdoor events for 200 people at the expansion site, at 8 Highway Avenue. Then on the Friday before Mother's Day at 3:45, while hosting an event for an investor arbitrarily and capriciously used zoning to attempt to shut down pizza production. Zoning officials cited "trailers illegal in the zone" while a taco trailer is directly across the street.

#ONEFORALL is the motto and the ethos at Bircus.

You Might Lose Your Money

When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees you will get your money back. Buying a Security is not like that at all. The ability of Bircus Brewing Co. to make the payments you expect, and ultimately to give you your money back, depends on a number of factors, including many beyond our control.

Limited Services

Bircus Brewing Co. operates with a very limited scope, offering only particular services to potential clients, making them vulnerable to changes in customer preferences.

Lack of Accounting Controls

Larger companies typically have in place strict accounting controls. Smaller companies typically lack these controls, exposing themselves to additional risk.

Competition

The market in which we operate is highly competitive and could become increasingly competitive with new entrants in the market. Bircus Brewing Co. competes with many other businesses, both large and small, on the basis of quality, price, location, and customer experience. Changes in customer preference away from Bircus Brewing Co.'s core business or the inability to compete successfully against the with other competitors could negatively affect Bircus Brewing Co.'s financial performance.

Reliance on Management

As a securities holder, you will not be able to participate in Bircus Brewing Co.'s management or vote on and/or influence any managerial decisions regarding Bircus Brewing Co.. Furthermore, if the founders or other key personnel of Bircus Brewing Co. were to leave Bircus Brewing Co. or become unable to work, Bircus Brewing Co. (and your investment) could suffer substantially.

Financial Forecasts Risks

The financial forecasts provided by us herein are reasonable forecasts by us based upon assumption of stable economic conditions and other various assumptions regarding operations. The validity and accuracy of these assumptions will depend in large part on future events over which Bircus Brewing Co. and the key persons will have no control. Changes in assumptions or their underlying facts could significantly affect the forecasts. To the extent that the assumed events do not occur, the outcome may vary significantly from the projected outcomes. Consequently, there can be no assurance that the actual operating results will correspond to the forecasts provided herein. Additionally, Bircus Brewing Co. is a newly established entity and therefore has no operating history from which forecasts could be projected with.

Inability to Sell Your Investment

The law prohibits you from selling your securities (except in certain very limited circumstances) for 12 months after you acquire them. Even after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securities. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there will be no established market. Given these factors, you should be prepared to hold your investment for its full term.

The Company Might Need More Capital

Bircus Brewing Co. might need to raise more capital in the future to fund/expand operations, buy property and equipment, hire new team members, market its services, pay overhead and general administrative expenses, or a variety of other reasons. There is no assurance that additional capital will be available when needed, or that it will be available on terms that are not adverse to your interests as an investor. If Bircus Brewing Co. is unable to obtain additional funding when needed, it could be forced to delay its business plan or even cease operations altogether.

Changes in Economic Conditions Could Hurt Bircus Brewing Co.

Factors like global or national economic recessions, changes in interest rates, changes in credit markets, changes in capital market conditions, declining employment, changes in real estate values, changes in tax policy, changes in political conditions, and wars and other crises, among other factors are unpredictable and could negatively affect Bircus Brewing Co.'s financial performance or ability to continue to operate. In the event Bircus Brewing Co. ceases operations due to the foregoing factors, it can not guarantee that it will be able to resume operations or generate revenue in the future.

Incomplete Offering Information

Title III does not require us to provide you with all the information that would be required in some other kinds of securities offerings, such as a public offering of shares (for example, publicly-traded firms must generally provide investors with quarterly and annual financial statements that have been audited by an independent accounting firm). Although Title III does require extensive information, it is possible that you would make a different decision if you had more information.

Lack of Ongoing Information

Bircus Brewing Co. will be required to provide some information to investors for at least 12 months following the offering. However, this information is far more limited than the information that would be required of a publicly-reporting company; and Bircus Brewing Co. is allowed to stop providing annual information in certain circumstances.

Uninsured Losses

Although Bircus Brewing Co. will carry some insurance, Bircus Brewing Co. may not carry enough insurance to protect against all risks to the business. Additionally, there are some kinds of risks that are very difficult or impossible to insure against, at least at a reasonable cost. Therefore, Bircus Brewing Co. could incur an uninsured loss that could damage its business.

Changes in Laws

Changes in laws or regulations, including but not limited to zoning laws, environmental laws, tax laws, consumer protection laws, securities laws, antitrust laws, and health care laws, could negatively affect Bircus Brewing Co.'s financial performance or ability to continue to operate. Specifically, any additional regulation on the industry could significantly negatively affect the business.

Conflict of Interest With Companies and Their Management

In many ways, your interests and the interests of Bircus Brewing Co.'s management will coincide: you both want Bircus Brewing Co. to be as successful as possible. However, your interests might be in conflict in other important areas.

Future Investors Might Have Superior Rights

If Bircus Brewing Co. needs more capital in the future and takes on additional debt or other sources of financing, the new investors might have rights superior to yours. For example, they might have the right to be paid before you are, to receive larger distributions, to have a greater voice in management, or otherwise.

The Company is Not Subject to the Corporate Governance Requirements of the National Securities Exchanges

Any company whose securities are listed on a national stock exchange (for example, the New York Stock Exchange) is subject to a number of rules about corporate governance that are intended to protect investors. For example, the major U.S. stock exchanges require listed companies to have an audit committee made up entirely of independent members of the board of directors (i.e., directors with no material outside relationships with Bircus Brewing Co. or management), which is responsible for monitoring Bircus Brewing Co.'s compliance with the law. Bircus Brewing Co. will not be required to implement these and other investor protections.

You Do Have a Downside

Conversely, if Bircus Brewing Co. fails to generate enough revenue, you could lose some or all of your money.

Payments and Return Are Unpredictable

Because your payments are based on the revenue of Bircus Brewing Co., and the revenue of Bircus Brewing Co. can go up or down (or even disappear altogether) unpredictably, it is impossible to predict how much you will receive and when. And because the payments are unpredictable, so is your ultimate return.

COVID-19 Impact

The ongoing COVID-19 pandemic may impact the Company's ability to generate revenue and/or continue operations. If operations are ceased due to COVID-19 restrictions, the Company can not guarantee that it will resume operations in the future.

This information is provided by Bircus Brewing Co.. Mainvest never predicts or projects performance, and has not reviewed or audited this information. For additional information, review the official Form C filing with the Securities and Exchange Commission on the EDGAR website. This is a preview. It will become public when you start accepting investment.
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